SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

TELECOM ARGENTINA S.A.
(Name of Issuer)

CLASS B ORDINARY SHARES
(Title of Class of Securities)

879273209
(CUSIP Number)

Erika Mouynes Fintech Advisory Inc. 375 Park Avenue New York, NY 10152 (212) 593-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to: Richard J. Cooper, Esq. Adam Brenneman, Esq. Cleary, Gottlieb, Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000
March 8, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 879273209
1.	Names of Reporting Persons David Martínez
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United Kingdom
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 18,086,059(1)
	8.	Shared Voting Power 36,832,408(2)
	9.	Sole Dispositive Power 18,086,059
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,918,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.39%
14.	Type of Reporting Person (see instructions) IN

1 David Martínez exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Advisory Inc. and Fintech Telecom, LLC.

2 David Martinez, together with Fintech Advisory Inc. and Fintech Telecom, LLC, exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons. Fintech Advisory Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 18,086,059(3)
	8.	Shared Voting Power 36,832,408(4)
	9.	Sole Dispositive Power 18,086,059
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,918,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.39%
14.	Type of Reporting Person (see instructions) HC, CO, IA

3 Fintech Advisory Inc. exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Telecom, LLC.

4 Fintech Advisory Inc., together with David Martinez and Fintech Telecom, LLC, exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons. Fintech Telecom, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 18,086,059
	8.	Shared Voting Power 36,832,408(5)
	9.	Sole Dispositive Power 18,086,059
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,918,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.39%
14.	Type of Reporting Person (see instructions) HC

5 Fintech Telecom LLC, together with David Martinez and Fintech Advisory Inc., exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons Sofora Telecomunicaciones S.A.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Argentina
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power 36,832,408(6)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 7.64%
14.	Type of Reporting Person (see instructions) HC, CO

6 Sofora Telecomunicaciones S.A. exercises its rights over the Shares (as defined in Item 1. below) through its participation in Nortel Inversora S.A.

CUSIP No. 879273209
1.	Names of Reporting Persons Nortel Inversora S.A.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Argentina
Number of Class B Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 36,832,408
	8.	Shared Voting Power
	9.	Sole Dispositive Power 36,832,408
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 7.64%
14.	Type of Reporting Person (see instructions) HC, CO

Item 1.  Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”), of Telecom Argentina S.A., an Argentine corporation (the “Issuer”), a portion of which is represented by American Depositary Class B Shares which are traded on the New York Stock Exchange (the “NYSE”). The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.  Identity and Background

The names of the persons filing this statement are David Martínez, a citizen of the United Kingdom, Fintech Advisory Inc., a Delaware corporation (“FAI”), Fintech Telecom, LLC, a Delaware limited liability company (“FTL”), Sofora Telecomunicaciones S.A., an Argentinean corporation (“Sofora”) and Nortel Inversora S.A., an Argentinean corporation (“Nortel” and, together with David Martinez, FTL, FAI and Sofora, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of March 18, 2016 a copy of which is attached hereto as Exhibit 15.

The principal business address of David Martínez is 26 St. James's Street, London SW1A 1HA, England. The principal business address of each of FAI and FTL is 375 Park Avenue, 38th Floor, New York, NY 10152. The address of the principal office of Sofora is Alicia Moreau de Justo 50, 11th Floor, 1107 Buenos Aires, Argentina. The address of the principal office of Nortel is Alicia Moreau de Justo 50, 11th Floor, 1107 Buenos Aires, Argentina.

David Martínez is chairman of the board of directors and sole shareholder of FAI. FAI is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets. FTL is a wholly-owned direct subsidiary of FAI and its primary purpose is to hold the securities of the Issuer. Sofora and Nortel are purely holding companies. The ownership structure of Sofora and Nortel is described in Item 5.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A hereto.

During the last five years, none of the Reporting Persons, nor any manager or executive officer of the Reporting Persons, to the best of their knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons are the beneficial owners of, in the aggregate, 54,918,467 or 11.39% of the Class B Shares. The acquisition of the Class B Shares was funded through a financing under a master financing agreement from Fintech Investments Ltd. (“FIL”) dated as of October 29, 2014 and attached as Exhibit 14 (the “MFA”). Pursuant to the MFA, FIL owns a financing interest in the equity interest in FTL. This financing interest is limited to the economic interest in the equity of FTL, and does not provide FIL with voting or disposition control in respect of FTL.

Item 4.  Purpose of Transaction

On November 13, 2013, each of Telecom Italia S.p.A. (“TI”) and Telecom Italia International N.V. (“TII” and, together with TI, the “Sellers”) and Tierra Argentea S.A. (“TAR”) accepted from FTL an offer to acquire the Sellers’ entire controlling interest in the Issuer, held by the Sellers and through their subsidiaries Sofora, Nortel and TAR, pursuant to a Purchase Agreement (the “Purchase Agreement”), by and among, FTL, TAR and the Sellers, subject to prior Argentine regulatory approvals which were to be obtained within one year. In connection with the Purchase Agreement, the Sellers were to receive up to US $959.5 million from payments to be made by FTL and other persons. On October 24, 2014, the parties to the Purchase Agreement entered into an amended and restated Stock Purchase Agreement attached hereto as Exhibit 5 (the “Amended and Restated Purchase Agreement”) which maintained the aggregate consideration and payments of up to US $959.5 million to be received by Sellers from FTL and other persons and extended the maximum date for obtaining regulatory approvals to 2.5 years from the date of the amendment.

Of the aggregate amount to be received by Sellers, an aggregate US$ 859.5 million was paid as consideration for the sale of:

•	68.0% of the voting shares in Sofora (the “Sofora Shares”) held by the Sellers, divided between 17.0% of the voting shares in Sofora (the “Minority Sofora Shares”) held by the Sellers (US$ 200.2 million) and 51.0% of the voting shares in Sofora (the “Majority Sofora Shares”) held by the Sellers (US$ 550.6 million) ;
•	15,533,834 Class B Shares held by TAR, representing 1.6% of the outstanding shares (US$ 61.2 million); and
•	2,351,752 American Depositary Class B Shares, representing 117,588 Preferred B shares of Nortel (the “Nortel ADSs”) held by TAR, equal to 8.0% of the outstanding Preferred B shares of Nortel (US$ 47.5 million).

The remaining US$ 100.5 million to be received by Sellers is paid pursuant to additional agreements related to the transaction, including an agreement to continue providing the Issuer companies technical support and other services for up to three years, the waiver by the Sellers of certain rights under, as well as amendments to, the current shareholders’ agreement relating to the Issuer with the Werthein Group who will retain 32.0% of the voting shares of Sofora, and the commitment of an affiliate of FTL to pay amounts already reserved for the payment of dividends by the Issuer (“Reserved Dividends”), if such dividends were not paid outside of Argentina by the Issuer to its shareholders prior to closing. The Issuer declared and paid Reserved Dividends in the amount of US$ 20.5 million, thereby reducing the aggregate consideration and payments in respect of the Reserved Dividends to US$ 0.

On October 29, 2014, FTL and the Sellers entered into a pledge agreement (the “Note Pledge Agreement”), attached as Exhibit 12, pursuant to which FTL granted to the Sellers a security interest in the Note (as defined below) with a principal amount of US$ 600.6 million (together with any additional collateral, the “Collateral”).

The sale to FTL of the 15,533,834 Class B Shares and the 2,351,752 Nortel ADSs held by TAR occurred on December 10, 2013. The sale to FTL of the Minority Sofora Shares occurred on October 29, 2014 (the “Interim Transfer Date”). On the Interim Transfer Date, FTL purchased a promissory note issued by TII and guaranteed by TI for a purchase price of US$ 600.6 million. The sale to FTL of the Majority Sofora Shares (the “Closing”) occurred on March 8, 2016 (the “Closing Date”). On the Closing Date, the Note was cancelled, the Sellers partially released their security interest in the Note under the Note Pledge Agreement in the amount of approximately US$ 570 million and a replacement note attached hereto as Exhibit 13 was issued for the balance in the amount of US$ 30 million. This US$30 million balance will be repaid within three months of the Closing Date.

Pursuant to the Amended and Restated Purchase Agreement, all members of the Board of Directors of Sofora, Nortel, the Issuer and its subsidiaries, including any alternate or independent members of the Board of Directors of such entities or any members of the supervisory committees of such entities (other than the Issuer), that were nominated or appointed, directly or indirectly, by any Seller were replaced by appointees or nominees of FTL effective as of the Closing Date.

Pursuant to Argentine Law Nbr. 26,831, FTL promoted on February 24, 2016, a mandatory tender offer in Argentina (“OPA”) to acquire the remaining Class B shares of TEO. The OPA remains subject to the prior approval of the Argentine Comisión Nacional de Valores.

On February 24, 2016, FTL filed a pre-commencement communication under cover of Schedule TO, announcing a possible U.S. tender offer by FTL for all or a portion of the Class B Shares. Included as an exhibit to the filing was an English translation of the notice regarding the mandatory tender offer that was filed in Argentina on the same date. FTL has not yet commenced the OPA or a U.S. tender offer.

On October 24, 2014, the Sellers and the Werthein Group entered into the amended and restated shareholders’ agreement attached hereto as Exhibit 6 (the “Shareholders’ Agreement”), amending the amended and restated shareholders’ agreement previously in force among the parties and regulating certain matters as to the corporate governance of Sofora, Nortel and the Issuer. On October 24, 2014, the Sellers, FTL and the Werthein Group entered into a deed of adherence attached hereto as Exhibit 1 (the “Deed of Adherence”) pursuant to which FTL was deemed party to the Shareholders Agreement as of the Interim Transfer Date and acquired all the rights and obligations of the Sellers under the Shareholders’ Agreement on the Closing Date.

In accordance with the Shareholders’ Agreement, the Werthein Group and FTL have the following rights under the Shareholders’ Agreement.

Following the Closing Date, FTL may nominate five of the nine Board Members of Sofora. Decisions are to be made by the majority of directors present at each meeting. The Werthein Group also has the right to nominate the Chairman of the Internal Auditors Committee (Comisión Fiscalizadora) of Sofora.

With respect to Nortel and following the Closing Date, FTL may nominate four of the seven Board Members of Nortel. Decisions are to be made by the majority of directors present at each meeting. In case of a tie, the Chairman, nominated by FTL, shall cast the deciding vote. The Werthein Group will nominate the Chairman of the Audit Committee (Comité de Auditoría) of Nortel.

With respect to Nortel and following the Closing Date, pursuant to the Shareholders’ Agreement, FTL may nominate four of the seven Board Members of Nortel. An additional Board Member of Nortel is nominated jointly by FTL and the Werthein Group, provided that if there is no agreement on the jointly appointed Board Member then the Board Member is nominated by Sofora, which is controlled by FTL. As a result, FTL has nominated five of the seven Board Members of Nortel. Decisions are to be made by the majority of directors present at each meeting. In case of a tie, the Chairman, nominated by FTL, shall cast the deciding vote. The Werthein Group will nominate the Chairman of the Audit Committee (Comité de Auditoría) of Nortel.

The Chairman of the Issuer’s Board of Directors (i) will be an Argentine professional of recognized reputation; and (ii) will not have been appointed as director or officer by any direct or indirect competitor of the Issuer in the Argentinean telecommunications market within the previous 12 months from his appointment.

On March 8, 2016, all the conditions precedent provided under the Purchase Agreement were satisfied or waived, and the Closing was completed. Accordingly, as of the date hereof, David Martinez, FAI and FTL jointly hold 68% of Sofora share capital and the Werthein Group holds 32% of the Sofora share capital. The consideration for the Closing is described in Item 3. above. Following completion of the Closing and due to the rights granted under the Shareholders’ Agreement, David Martinez, FAI and FTL are deemed to indirectly control the Issuer.

The Shareholders’ Agreement also establishes a Steering Committee (Consejo de Dirección) for the Issuer, which is composed of four members, of which two are to be appointed by FTL and two by the Werthein Group. The Steering Committee is in charge of resolving matters concerning the Issuer’s business plan, annual budget and general employee compensation policy for the Issuer. The Steering Committee will validly resolve upon any matter with the affirmative vote of the majority of the members. If a matter is not approved by the majority of its members, the Board of Directors will resolve upon such matter. In addition, the following are also submitted to the Steering Committee for its approval: (i) the marketing plans of any business unit of the Issuer and Telecom Personal S.A. (“TP”, a 99.99% Issuer owned Argentinean corporation, active in the provision of mobile telecommunications services) and bids to be presented in public tenders (licitaciones públicas), exceeding Argentinean Pesos $ 5 million, in order to determine that the same do not violate the Argentinean Antitrust law; (ii) quarterly, the commercial offers to customers launched by the Issuer and TP during the prior 3-month period, in order to assess if the same comply with the Argentinean Antitrust law; and (iii) the appointment of the officer of the Issuer and TP responsible for Marketing and the officer responsible for the landline business unit (Telefonia Fija) of the Issuer for its approval. Such officers shall be persons who, in the preceding 36 (thirty-six) months, did not serve as a board member or officer of any company established in Argentina which is directly or indirectly controlled by Telefónica S.A.

Pursuant to the Shareholders’ Agreement, FTL and the Werthein Group have the right to call a meeting with the other party before any shareholders or Board of Directors meeting of Sofora, Nortel, the Issuer or any of its subsidiaries that will deliberate on matters (i) to be submitted to the shareholders meeting or (ii) connected with the preferred shareholders of Nortel, excluding resolutions to be adopted by certain non-executive committees.  Two members appointed by FTL and one member appointed by the Werthein Group will attend the prior meetings and the decisions will be taken through the affirmative vote of the majority of its members.

The Werthein Group has certain veto rights upon matters, as follows:

(i)	the approval of any amendment to the by-laws, other than the amendments expressly set forth in the Shareholders’ Agreement;
(ii)	dividend policy;
(iii)	any capital increase or decrease, except for any capital increase or decrease connected to any possible debt restructuring;
(iv)	changing the location of the headquarter offices;
(v)	any acquisition of subsidiaries and/or creation of subsidiaries;
(vi)	the sale, transfer, assignment or any other disposition of all or substantially all of the assets or any of its subsidiaries of the Issuer;
(vii)	decisions relating to the establishment of joint ventures;

(viii)	constitution of any charges, liens, encumbrance, pledge or mortgage over assets, exceeding in the aggregate the amount of US$20,000,000;
(ix)	any change of external auditors, to be chosen among auditors of international reputation;
(x)	any related party transaction which is not carried out according to usual market conditions, exceeding the amount of US$5,000,000, with the exception of (i) any correspondent relationships, traffic agreement and/or roaming agreements with any national and/or international telecommunications carriers/operators, including the establishment, expansion or amendment of such correspondent relationships with any new telecommunications carriers; and (ii) any transaction connected with the debt restructuring;
(xi)	any extraordinary transaction involving the Issuer group, exceeding the amount of US$30,000,000, except for any operation not connected with the debt restructuring of the Issuer group; and
(xii)	any change to the rules of the Steering Committee, the Regulatory Compliance Committee or the Comité de Auditoría; and the creation, changes or dissolution of any committee of the Issuer group with similar functions.

Certain of these veto rights terminate if the Werthein Group’s shareholding in Sofora falls below 32% and terminate in their entirety if such shareholding falls to 24% or below.

Additionally, pursuant to the Shareholders’ Agreement, the term in office of the members of the Board of Directors of the companies of the Issuer group shall be of three (3) years and the maximum number of the members of the Board of Directors of the Issuer shall be increased from nine (9) to eleven (11).

The above description of the Purchase Agreement, the Shareholders Agreement and other agreements executed in connection therewith is a summary and is qualified in its entirety by the terms of the agreements which are attached hereto as Exhibits 2 through 15 and are incorporated herein by reference.

Except as set forth above, none of the Reporting Persons have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals).

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this filing, the Reporting Persons have the following direct beneficial ownership interests in the Class B Shares.

	Directly Owned(1)		Indirectly Owned		Directly and Indirectly Owned
	Number	% of Class	Number	% of Class	Number	% of Class
David Martinez(2)	0	0%	54,918,467	11.39%	54,918,467	11.39%
FAI(3)	0	0%	54,918,467	11.39%	54,918,467	11.39%
FTL(4)	18,086,059	3.75%	36,832,408	7.64%	54,918,467	11.39%
Sofora(5)	0	0%	36,832,408	7.64%	36,832,408	7.64%
Nortel(6)	36,832,408	7.64%	0	0%	36,832,408	7.64%

(1) All percentages are based on 482,104,798 Class B Shares.

(2) David Martinez is the sole shareholder of FAI. FTL is a wholly-owned subsidiary of FTL. Consequently, David Martinez may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(3) FTL is a wholly-owned subsidiary of FAI. Consequently, FAI may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(4) FTL directly beneficially owns 68% of Sofora’s capital stock and thus may be deemed to indirectly beneficially own all of the Class B Shares indirectly beneficially owned by Sofora.

(5) Sofora owns 5,330,400 ordinary shares of Nortel, representing 100% of the Nortel ordinary stock and 78.38% of the Nortel capital stock. The outstanding Class B preferred shares of Nortel represent respectively 21.62% of the capital stock of Nortel. The ordinary shares are the only class of full voting stock. The Class B preferred shares have no voting rights and the American Depositary Receipts representing them are listed on the NYSE. Sofora does not own any such Class B preferred shares of Nortel. Consequently, Sofora may be deemed to indirectly beneficially own all of the Class B Shares directly beneficially owned by Nortel.

(6) Nortel owns 502,034,299 Class A ordinary shares of the Issuer (representing 100% of this class and 51% of the Issuer’s total capital stock) and 36,832,408 Class B ordinary shares of the Issuer (representing approximately 7.64% of this class and 3.74% of the Issuer’s total capital stock). In aggregate Nortel owns 538,866,707 ordinary shares, representing approximately 54.74% of the capital stock and of the voting power of the Issuer.

(b) FTL has the sole power to vote, dispose and direct the disposition of the Class B Shares directly beneficially owned by it (the “FTL-Owned Class B Shares”). FAI exercises its rights over the FTL-Owned Class B Shares indirectly through FTL, and David Martínez exercises his rights over the FTL-Owned Class B Shares indirectly through FAI and FTL. Nortel has the sole power to vote, dispose and direct the disposition of the Class B Shares directly beneficially owned by it (the “Nortel-Owned Class B Shares”). Sofora exercises its rights over the Nortel-Owned Class B Shares indirectly through Nortel, FTL exercises its rights over the Nortel-Owned Class B Shares indirectly through Sofora and Nortel, FAI exercises its rights over the Nortel-Owned Class B Shares indirectly through , FTL, Sofora and Nortel and David Martinez exercises his rights over the Nortel-Owned Class B Shares indirectly through FAI, FTL Sofora and Nortel.

(c) All transactions in Class B Shares effected by the Reporting Persons during the 60 day period ended March 18, 2016 are listed in Schedule C hereto.

(d) Pursuant to the Master Financing Agreement, FIL provided financing to FTL in connection with the transactions described herein. This financing interest is limited to the economic interest in the equity of FTL (and, indirectly, in the Issuer), and does not provide FIL with voting or disposition control in respect of FTL (or, indirectly, the Issuer).

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Item 6 and in Items 3, 4 and 5 above, which are incorporated herein by reference, and in the agreements attached as exhibits hereto or incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
1	Amended and Restated Deed of Adherence, dated as of October 24, 2014, among the Sellers, FTL and the Werthein Group.
2	Amended and Restated Drag Waiver Memorandum of Understanding, dated as of October 24, 2014, among W de Argentina – Inversiones S.A., Los W S.A., Messrs. Daniel Werthein, Adrian Werthein, Gerardo Werthein and Dario Werthein, and the Sellers.
3	Amended and Restated Guaranty, dated as of October 24, 2014, among FTL and the Sellers.
4	Amended and Restated Mutual Shareholder Release, dated as of October 24, 2014, among the Sellers and the Werthein Group.
5	Amended and Restated Stock Purchase Agreement, dated as of October 24, 2014, among FTL, the Sellers and TAR.
6	Amended and Restated Third Amendment to the Shareholders’ Agreement, dated as of October 24, 2014, among the Sellers and the Werthein Group.
7	Amended and Restated Transition Services Memorandum of Understanding, dated as of October 24, 2014, among FTL and the Sellers.
8	Amended and Restated Waiver, dated as of October 24, 2014, among the Sellers and the Werthein Group, acknowledged by FTL.
9	Drag Rights Letter Agreement, dated as of October 24, 2014, among FTL, the Sellers and the Werthein Group.
10	Note Purchase Agreement, dated as of October 24, 2014, between TII and FTL.
11	Purchase Release, dated as of October 24, 2014, among the Sellers and FTL.
12	Note Pledge Agreement, dated as of October 29, 2014, among FTL and the Sellers.
13	Replacement Note, dated as of March 8, 2016, issued by TII.
14	Amended and Restated Master Financing Agreement, dated as of March 16, 2016, between FIL and FAI.
15	Joint Filing Agreement, dated as of March 18, 2016, by and among David Martínez, FAI, FTL, Sofora and Nortel.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2016

DAVID MARTÍNEZ

By: /s/ David Martìnez

FINTECH ADVISORY, INC.

By: /s/ Erika Mouynes
Name: Erika Mouynes
Title: Authorized Person

FINTECH TELECOM, LLC

By: /s/ Erika Mouynes
Name: Erika Mouynes
Title: Authorized Person

By: /s/ Julio Rafael Rodriguez Jr.
Name: Julio Rafael Rodriguez Jr.
Title: Authorized Person

SOFORA TELECOMUNICACIONES, S.A.

By: /s/ Saturnino Funes
Name: Saturnino Funes
Title: President

NORTEL INVERSORA, S.A.

By: /s/ Javier Errecondo
Name: Javier Errecondo
Title: President

SCHEDULE A

The following sets forth the name, citizenship, present principal occupation or employment of each director and executive officer and other person ultimately in control of each of the Reporting Persons. The business address for David Martínez is 26 St. James's Street, London SW1A 1HA, England. The business address for each other director and officer is c/o Fintech Advisory Inc. 375 Park Avenue, 38th Floor, New York, NY 10152. To the best of the Reporting Persons’ knowledge, except as set forth on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Class B Shares.

FINTECH ADVISORY, INC.
Name	Position	Citizenship	Principal Occupation or Employment
David Martínez	President of the Board of Directors of FAI	United Kingdom	President of the Board of Directors of FAI
Ricardo Guajardo Touche	Director	Mexican	Banker
Ernesto Canales	Director	Mexican	Founding Partner, Despacho Canales Abogados
Javier Fernandez	Director	Mexican	Investment Manager Advisor
Julio R. Rodriguez, Jr.	Chief Operating Officer	United States	Officer of FAI
Erika Mouynes	Secretary	United States	Officer of FAI
Elizabeth Guarnieri	Treasurer	United States	Officer of FAI

SOFORA TELECOMUNICACIONES S.A.
Name	Position	Citizenship	Principal Occupation or Employment
Saturnino Jorge Funes	President of the Board of Directors	Argentine	Lawyer; Partner at Errecondo Gonzalez & Funes Abogados
Adrián Werthein	Director	Argentine	Businessman; Shareholder of W de Argentina Inversiones S.A.
Javier Errecondo	Director	Argentine	Lawyer; Partner at Errecondo Gonzalez & Funes Abogados
Eduardo Federico Bauer	Director	Argentine	Lawyer; Legal Director of Werthein Group
Pablo Rodrigo Tarantino	Director	Argentine	Lawyer; Member of the Legal Direction of Werthein Group

Ignacio Villarroel	Director	Argentine	Lawyer
Ricardo Alberto Ferreiro	Director	Argentine	Lawyer
Guillermo Luis Navone	Director	Argentine	Businessman

Juan Rodolfo Bellusci	Alternate Director	Argentine	Lawyer
Christian Whamond	Alternate Director	Argentine	Director, Corporate Credit, Fintech Advisory Inc.
Ariel Grignaffini	Alternate Director	Argentine	Director, Corporate Credit, Fintech Advisory Inc.
José Luis Galimberti	Alternate Director	Argentine	Lawyer
Pablo Edgardo Cacici	Alternate Director	Argentine	Lawyer
Lucas Peres	Alternate Director	Argentine	Lawyer

NORTEL INVERSORA S.A.
Name	Position	Citizenship	Principal Occupation or Employment
Javier Errecondo	President of the Board of Directors	Argentine	Lawyer; Partner at Errecondo Gonzalez & Funes Abogados
Eduardo Federico Bauer	Director	Argentine	Lawyer
Saturnino Jorge Funes	Director	Argentine	Lawyer; Partner at Errecondo Gonzalez & Funes Abogados
Julio Pedro Naveyra	Director	Argentine	Accountant
Jose Luis Galimberti	Director	Argentine	Lawyer
Pablo Rodrigo Tarantino	Director	Argentine	Lawyer; Member of the Legal Direction of the Werthein Group
José Carlos Cura	Director	Argentine	Financial Advisor
Fabiana Leticia Marges	Director	Argentine	Accountant
Patricio Gomez Sabaini	Director	Argentine	Businessman. Partner at “Sur Capital Partners” (“SCP”)

Ariel Grignaffini	Alternate Director	Argentine	Director, Corporate Credit, Fintech Advisory Inc.
Christian Whamond	Alternate Director	Argentine	Director, Corporate Credit, Fintech Advisory Inc.
Ignacio Villarroel	Alternate Director	Argentine	Lawyer
Juan Ignacio Constantino	Alternate Director	Argentine	Businessman

Maria Blanco Salgado	Officer in charge of Market Relations	Argentine	Officer of Nortel

SCHEDULE B

RESIGNING DIRECTORS, SYNDICS AND THEIR ALTERNATES

A. Non-Independent Resigning Directors (designated by TI):

SOFORA

Patrizio Graziani (Chairman)

Lorenzo Canu

Francesca Petralia

Jorge Alberto Firpo (Alternate Director)

Diego Serrano Redonnet (Alternate Director)

NORTEL

Patrizio Graziani (Chairman)

Andrea Balzarini

Lorenzo Canu

Diego Serrano Redonnet (Alternate Director)

TELECOM ARGENTINA

Francesca Petralia

Gianfranco Ciccarella

Andrea Mangoni

Piergiorgio Peluso

Jorge Luis Perez Alati (Alternate Director)

Lorenzo Canu (Alternate Director)

Jorge Alberto Firpo (Alternate Director)

TELECOM PERSONAL

Elisabetta Ripa (Chairman)

Patrizia Alfiero

Lorenzo Canu

Jorge Alberto Firpo (Alternate Director)

Diego Serrano Redonnet (Alternate Director)

TELECOM ARGENTINA USA

Jorge Alberto Firpo

Maximo Domingo Lema

Pedro Gaston Insussarry

NUCLEO

Juan Carlos Pepe (Chairman)

Pedro Gaston Insussarry

Anibal Roberto Gomez

Hector Gaspar Buscalia

Pedro Guillermo Arano (Alternate Director)

Hernan E. Colombo (Alternate Director)

J. Manuel Correa Cuenca (Alternate Director)

Martin Andres Heine (Alternate Director)

PERSONAL ENVÍOS S.A.

Juan Carlos Pepe (Chairman)

Pedro Gaston Insussarry

Anibal Roberto Gomez

Gaspar Hector Buscalia

Hernan E. Colombo (Alternate Director)

Pedro Guillermo Arano (Alternate Director)

J. Manuel Correa Cuenca (Alternate Director)

Martin Andres Heine (Alternate Director)

MICROSISTEMAS

Andrea Viviana Cerdan (Chairman)

Pedro Guillermo Arano

Alejandra Lea Martinez (Alternate Director)

Syndics:

SOFORA

Cristian A. Kruger

Fernando S. Zoppi

Maria Gabriela Grigioni (Alternate Syndic)

Pablo Rueda (Alternate Syndic)

NORTEL

Ignacio Arrieta (Chairman)

Jaqueline Berzon (Alternate Syndic - Arrieta)

Diego Martin Garrido

Maria Marta Cancio (Alternate Syndic – Garrido)

TELECOM ARGENTINA

Evelina Leoni Sarrailh (Chairman)

Gonzalo Francisco Oliva Beltran (Alternate Syndic – Sarrailh)

Susana M. Chiaramoni

Jaqueline Berzon (Alternate Syndic - Chiaramoni)

Gustavo Adrian E. Gené

Alberto Gustavo Gonzalez (Alternate Syndic – Gené)

TELECOM PERSONAL

Diego Martin Garrido (Chairman)

Marta Maria Cancio (Alternate Syndic – Garrido)

Eugenio Andra J. Bruno

Augustin J. Cases Bocci (Alternate Syndic - Bruno)

NUCLEO

Fernando Gimenez Marimon

Diego Cuevas Giardina (Alternate Syndic)

PERSONAL ENVÍOS S.A.

Fernando Gimenez Marimon

Diego Cuevas Giardina (Alternate Syndic)

MICROSISTEMAS

Fernando S. Zoppi (Chairman)

Cristian A. Kruger

Maria Gabriela Grigioni (Alternate Syndic)

Pablo Rueda (Alternate Syndic)

B. Independent Resigning Directors (designated by TI):

SOFORA

Oscar Carlos Cristianci

Aldo Raul Bruzoni

Daniel Falck (Alternate Director - Cristianci)

NORTEL

Domingo Jorge Messuti

Daniel Falck (Alternate Director – Messuti)

TELECOM ARGENTINA

Oscar Carlos Cristianci (Chairman)

Enrique Llerena

Aldo Raul Bruzoni (Alternate Director – Cristianci)

Maria Virginia Genoves (Alternate Director—Llerena)

REPLACEMENT DIRECTORS, SYNDICS AND THEIR ALTERNATES
SOFORA TELECOMUNICACIONES S.A.
Name	Address	Citizenship	Principal Occupation or Employment
Saturnino Funes (Director)	Bouchard 680 , Floor 14, Buenos Aires, Argentina	Argentine	Lawyer; Partner at Errecondo Gonzalez & Funes Abogados
Javier Errecondo (Director)	Bouchard 680 , Floor 14, Buenos Aires, Argentina	Argentine	Lawyer; Partner at Errecondo Gonzalez & Funes Abogados
Ignacio Villarroel (Director)	Juncal 839, Floor 8, Buenos Aires, Argentina	Argentine	Lawyer
Guillermo Luis Navone (Director)	Esmeralda 1319, 2nd Group 3, Buenos Aires, Argentina	Argentine	Businessman
Juan Rodolfo Bellusci (Director)	Lafinur 2954, 4D. Buenos Aires, Argentina	Argentine	Lawyer
Christian Whamond (Alternate Director)	375 Park Avenue, Floor 38, New York, NY	Argentine	Director, Corporate Credit, Fintech Advisory Inc.
Ariel Grignaffini (Alternate Director)	375 Park Avenue, Floor 38, New York, NY	Argentine	Director, Corporate Credit, Fintech Advisory Inc.
José Luis Galimberti (Alternate Director)	Azucena Villaflor 350, Floor 7, Apt 705, Buenos Aires, Argentina	Argentine	Lawyer
Pablo Edgardo Cacici (Alternate Director)	Rivadavia 5224, Floor 2B, Buenos Aires, Argentina	Argentine	Lawyer
Lucas Peres (Alternate Director)	Arroyo 894, Floor 1, Buenos Aires, Argentina	Argentine	Lawyer

NORTEL INVERSORA S.A.
Name	Address	Citizenship	Principal Occupation or Employment
Javier Errecondo (Director)	Bouchard 680 , Floor 14, Buenos Aires, Argentina	Argentine	Lawyer; Partner at Errecondo Gonzalez & Funes Abogados

Saturnino Funes (Director)	Bouchard 680 , Floor 14, Buenos Aires, Argentina	Argentine	Lawyer; Partner at Errecondo Gonzalez & Funes Abogados
José Luis Galimberti (Director)	Azucena Villaflor 350, Floor 7, Apt 705, Buenos Aires, Argentina	Argentine	Lawyer
José Carlos Cura (Director)	Pellegrini 75, Chivilcoy, Buenos Aires, Argentina	Argentine	Financial Advisor
Patricio Gomez Sabaini (Director)	Av Figueroa Alcorta 3066, Floor 6, Buenos Aires, Argentina	Argentine	Partner at “Sur Capital Partners” (“SCP”), a Private Equity Fund
Ariel Grignaffini (Alternate Director)	375 Park Avenue, Floor 38, New York, NY	Argentine	Director, Corporate Credit, Fintech Advisory Inc.
Christian Whamond (Alternate Director)	375 Park Avenue, Floor 38, New York, NY	Argentine	Director, Corporate Credit, Fintech Advisory Inc.
Ignacio Villarroel (Alternate Director)	Juncal 839, Floor 8, Buenos Aires, Argentina	Argentine	Lawyer
Juan Ignacio Constantino (Alternate Director)	Av. Coronel Diaz 2857, Buenos Aires, Argentina	Argentine	Businessman

TELECOM ARGENTINA S.A.
Name	Address	Citizenship	Principal Occupation or Employment
Mariano Ibañez (Director)	Alicia Moreau de Justo 50, Buenos Aires, Argentina	Argentine	Professional Manager
David Manuel Martínez (Director)	26 St. James's Street, London SW1A 1HA, United Kingdom	United Kingdom	President of the Board of Directors of FAI
Carlos Alejandro Harrison (Director)	General Pacheco 1645, El Talar, Buenos Aires, Argentina	Argentine	Professional Manager; CEO at YAQ S.A. Productions
Martín Hector D´Ambrosio (Director)	Godoy Cruz 2973, Floor 5, 7, Buenos Aires, Argentina	Argentine	Lawyer
Pedro Chomnalez (Director)	179 E 71st Street New York, New York	Argentine	Financial Advisor
Alejandro MacFarlane (Director)	Libertador 2234, Floor 3, Buenos Aires, Argentina	Argentine	Businessman
Christian Whamond (Alternate Director)	375 Park Avenue, Floor 38, New York, NY	Argentine	Director, Corporate Credit, Fintech Advisory Inc.
José Luis Galimberti (Alternate Director)	Azucena Villaflor 350, Floor 7, Apt 705, Buenos Aires, Argentina	Argentine	Lawyer
Ignacio Villarroel (Alternate Director)	Juncal 839, Floor 8, Buenos Aires, Argentina	Argentine	Lawyer
Saturnino Funes (Alternate Director)	Bouchard 680 , Floor 14, Buenos Aires, Argentina	Argentine	Lawyer; Partner at Errecondo Gonzalez & Funes Abogados
Bernardo Saravia Frias (Alternate Director)	Arroyo 894, Floor 1, Buenos Aires, Argentina	Argentine	Lawyer
Gabriel Hugo Fissore (Alternate Director)	Santa Fe 1621, Floor 6, Buenos Aires, Argentina	Argentine	Lawyer

SCHEDULE C

Within the past sixty days, FTL acquired the following Class B Shares:

Entity	Type of Transaction	Number of ADSs*	Date Sale Settled	Price per ADS
FTL	Trade	2,367,926	February 23, 2016	US$ 14.98

* Each American Depositary Share, or ADS, represents five Class B Shares.